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Exhibit 4.52
Contract Summary of Main Contract
Part I — Key Particulars

Project:	Construction of a flexible print circuit factory facility at Land Lot No. A64-2, Meicun Gongye Jizhongqu, Wuxi Xinqu, the People’s Republic of China (“PRC”)

Parties:	(1)	Zastron Precision-Flex (Wuxi) Employer Limited (“the Employer”), a company incorporated under the laws of the PRC; and

	(2)	Yixing Building Engineering & Installation Co., Ltd (“the Main Contractor”), a company incorporated under the laws of the PRC.

Date of Contract:	28 March 2008

Contract Sum:	RMB127,033,217.34
Part II — Material Terms
The followings are the material terms of the subject contract in relation to the rights and obligations of the parties:-
1.	The Employer and the Main Contractor entered into the Agreement under which the Employer is desirous of conducting the Main Contract Works for the Project (“the Works”) and has caused the Contract Drawings and Specification showing and describing the work to be done (Recital of the Articles of Agreement), and the Main Contractor is engaged to, upon and subject to the Conditions of Contract, carry out and complete the Works shown upon the Contract Drawings and described by or referred to in the Specification and in the Conditions of Contract (Clause 1 of the Articles of Agreement).

2.	Clauses 2, 3 and 4 of the Articles of Agreement provides for definitions of certain core expressions in the Main Contract (Clauses 2, 3 and 4 of the Articles of Agreement). The parties acknowledge and accept the amendments to the Conditions of Contract listed in the Bill of Quantities (Clause 5 of the Articles of Agreement). The correspondence attached to the Main Contract forms part of the Main Contract (Clause 6 of the Articles of Agreement).

3.	The Main Contractor is obliged to carry out, take full responsibility for the care of, and complete the Works with due care and diligence and in every respect to the satisfaction of the Architect. (Clause 1(1) of the Conditions of Contract)

4.	The Main Contractor shall be fully responsible for the care of the Works including the responsibility for all temporary buildings, plant, goods and materials and things whatsoever on the site or delivered to or placed on the site in connection with or for the purpose of the works (Clause 1(2) of the Conditions of Contract). The Main Contractor shall be fully responsible for the care of any outstanding work which he shall have undertaken to finish during the Defects Liability Period until such outstanding work is completed as certified by the Architect and approved and signed by the Employer. The Main Contractor shall also be liable for any damage to the Works occasioned by him in the course of any operation carried out by him (Clause 1(3) of the Conditions of Contract).

5.	The Main Contractor is deemed to have examined the Contract Drawings and the Specification and the other documents forming the Main Contract. The Architect is responsible for resolving any ambiguities or discrepancies in and between those documents at the Main Contractor’s own expense and the Main Contractor shall not be entitled to an extension of time. (Clause 1(4) of the Conditions of Contract)

6.	The Main Contractor shall forthwith comply with all instructions issued to him by the Architect in regard to any matter in respect of which the Architect is expressly empowered under the Conditions of Contract. If within seven days after receipt of a written notice from the Architect requiring compliance with an instruction the Main Contractor does not comply therewith, then the Employer may employ and pay other persons to execute any work whatsoever which may be necessary to give effect to such an instruction and all costs incurred in connection with such employment shall be recoverable from the Main Contractor by the Employer as a debt or may be deducted by him from any monies due or to become due to the Main Contractor under the Main Contract. (Clause 2(1) of the Conditions of Contract)

7.	Unless otherwise stated the Main Contractor shall comply with any legislation, regulation, byelaw, procedure, rule or notice of any duly constituted national or local authority of the PRC and of any public utility Employer or other statutory undertaker which has any jurisdiction with regard to the Works or with whose systems the same are or will be connected, and give all necessary notices and applications including paying all necessary fees, charges, levies, duties, rates and taxes legally demandable. (Clause 4(1) of the Conditions of Contract)

8.	The Main Contractor shall fulfil any registration requirements and obtain any provisional and specific permits authorizations and certificates required by any duly constituted national or local authority of the PRC for the commencement, execution and completion of the Works until the Works shall possess the requisite conditions for the title registration (including but not limited to all the registration requirements in relation to the Main Contract, commencement of work permit, all permits, authorizations and certificates required by the Supervising Engineer, completion certification and all permits, authorizations and certificates in relation to the lawful occupation and use of the Works), and the Main Contractor shall provide all such documents and information as may be required for the said purpose (including but not limited to the provision of documents and information as may be required by the Urban Construction Archives, the Real Estate Trading Centre or such other relevant authorities of the PRC for the purpose of title registration of the Project). Without prejudice to the generality of the foregoing, in the event that the relevant laws and regulations require the said registration, permits, authorizations or certificates to be applied for in the name of the Employer, the Main Contractor shall use its best endeavours to procure the Employer’s successful application for the same in the Employer’s name (including but not limited to carrying out such acts and providing such documents and information as may be required by the Employer for that purpose).

The Main Contractor shall not be entitled to apply for any extension of time to complete the Works by reason of any failure to obtain or to maintain such registration, permits, authorizations or certificates irrespective of whether the Main Contractor is at fault in this regard. The Main Contractor shall bear any fees or expenses arising from the foregoing provisions. (Clause 4(3) of the Conditions of Contract)

9.	The Main Contractor shall be responsible for all national or local taxes which he is liable to pay under the laws and regulations of the PRC for the execution of the Works and the discharge of its obligations under the Main Contract (including but not limited to labour insurance fund, value added tax and import duties) and shall indemnify the Employer against any demand imposed upon the Employer by the tax authorities of the PRC arising from the carrying out of the Works by the Main Contractor and the discharge of the Main Contractor’s obligations under the Main Contract. (Clause 4(6) of the Conditions of Contract)

10.	All royalties or other sums payable in respect of the supply and use in carrying out the Works as described by or referred to in the Bill of Quantities of any patented articles, processes or inventions shall be deemed to have been included in the Contract Sum, and the Main Contractor shall indemnify the Employer from and against all claims, proceedings, damages, costs and expenses which may be brought or made against the Employer or to which he may be put by reason of the Main Contractor infringing or being held to have infringed any patent rights in relation to any such articles, processes and inventions. Provided that where in compliance with instructions issued by the Architect the Main Contractor shall supply and use in carrying out the Works any patented articles, processes or inventions, the Main Contractor shall not be liable in respect of any infringement or alleged infringement of any patent rights in relation to any such articles, processes and inventions and all royalties damages or other monies which the Main Contractor may be liable to pay to the persons entitled to such patent rights shall be added to the Contract Sum. (Clause 7 of the Conditions of Contract)

11.	The Employer shall be entitled to appoint a Supervising Officer or the Architect’s representative whose duty shall be to act solely as inspector on behalf of the Employer under the directions of the Architect and the Main Contractor shall afford every reasonable facility for the performance of that duty. If any directions are given to the Main Contractor or to his foreman upon the Works by the Supervising Officer or the Architect’s representative the same shall be of no effect unless given in regard to a matter in respect of which the Architect is expressly empowered by the Conditions of Contract to issue instructions and unless confirmed in writing by the Architect within two working days of their being given. If any such directions are so given and confirmed then as from the date of confirmation they shall be deemed to be the Architect’s instructions. (Clause 10 of the Conditions of Contract)

12.	The Architect may issue instructions requiring a variation. The Main Contractor shall not carry out any variation without the Architect’s instructions. Only under special circumstances may the Architect subsequently sanction in writing any variation made by the Main Contractor otherwise than pursuant to the instructions already issued by the Architect. No variation required by the Architect or subsequently sanctioned by him shall vitiate the Main Contract. (Clause 11(1) of the Conditions of Contract)

13.	The Architect shall issue instructions in regard to the expenditure of prime cost and provisional sums included in the Bill of Quantities and of prime cost sums which arise as a result of instructions issued in regard to the expenditure of provisional sums. (Clause 11(3) of the Conditions of Contract)

14.	The Contract Sum is a fixed price lump sum and shall include, and be deemed to include, the cost of all labour and materials required for the execution of the Works and the cost of performing all of the Main Contractor’s obligations under the Contract. The Contract Sum shall be the total amount to be paid to the Main Contractor under the Contract and it shall not be adjusted or altered in any way whatsoever otherwise than in accordance with the express provisions of the Conditions of Contract, and subject to Clause 12(3) of the Conditions of Contract any error whether of arithmetic or not in the computation of the Contract Sum shall be deemed to have been accepted by the parties hereto (Clause 13(1) of the Conditions of Contract). Without prejudice to the generality of Clause 13(1) of the Conditions of Contract, there will be no adjustment to the Contract Sum for rises or falls in the cost of labour, taxes and materials, the cost of complying with Clause 4 of the Conditions of Contract, interest rates or exchange rates of currencies, and the Main Contractor shall not be entitled to any additional payment save and except on the basis of variations required or sanctioned under the Conditions of Contract and/or otherwise provided for under the Main Contract (Clause 13(2) of the Conditions of Contract).

15.	When in the opinion of the Architect the Works are practically completed, the Architect shall forthwith issue a certificate to that effect and Practical Completion of the Works shall be deemed for all the purposes of the Main Contract to have taken place on the day named in such certificate. (Clause 15(1) of the Conditions of Contract)

16.	Any defects or other faults which shall appear within the Defects Liability Period stated in the appendix to the Conditions of Contract and which are due to materials or workmanship not in accordance with the Main Contract or shall be specified by the Architect in a Schedule of Defects which he shall deliver to the Main Contractor not later than fourteen days after the expiration of the said Defects Liability Period, and within a reasonable time after receipt of such Schedule the defects and other faults therein specified shall be made good by the Main Contractor and (unless the Architect shall otherwise instruct, in which case the Contract Sum shall be adjusted accordingly) entirely at his own cost. (Clause 15(2) of the Conditions of Contract)

17.	If at any time or times before Practical Completion of the Works the Employer with the consent of the Main Contractor shall take possession of any part or parts of the same, then notwithstanding anything expressed or implied elsewhere in the Main Contract. (Clause 16 of the Conditions of Contract)

18.	The Main Contractor shall not assign the Contract or sub-let the whole or any portion of the Works without the prior written approval of the Employer or the Architect. (Clauses 17(1) and (2) of the Conditions of Contract)

19.	The Main Contractor hereby agrees to fully indemnify all loss and damage that the Employer may suffer as a result of any claims and demands made against it by Sub-Contractors of any tier and/or any suppliers including but not limited to any claims brought on the bases of relevant article of the Judicial Interpretation promulgated by the Supreme People’s Court regarding the laws applicable to the adjudication of construction disputes and any laws and regulations of the PRC which have the effect of imposing liability on the part of the Employer. (Clauses 17(3) and 30.9 of the Conditions of Contract)

20.	The Main Contractor shall be liable for, and shall indemnify the Employer against, any expense, liability, loss, claim or proceedings whatsoever arising under any laws and regulations of People’s Republic of China in respect of personal injury to or the death of any person whomsoever arising out of or in the course of or caused by the carrying out of the Works; unless due to any default or neglect of the Employer or of any person for whom the Employer is responsible (Clause 18(1) of the Conditions of Contract). The Main Contractor shall be liable for, and shall indemnify the Employer against, any expense, liability, loss, claim or proceedings in respect of any injury or damage whatsoever to any property real or personal in so far as such injury or damage arises out of or in the course of or by reason of the carrying out of the Works, and provided always that the same is due to any negligence, omission or default of the Main Contractor, his servants or agents or of any Sub-Contractor, his servants or agents (Clause 18(2) of the Conditions of Contract). The Main Contractor shall be responsible for personal injury to or the death of his employees arising out of or in the course of or cause by the carrying out of the Works. The Main Contractor shall be liable for and shall indemnify the Employer against any expense, liability, loss, claim or proceedings whatsoever, in respect of personal injury to or the death of his employee whether the employees are his own or those of his Sub-Contractors (Clause 18(3) of the Conditions of Contract).

21.	Without prejudice to the Main Contractor’s obligations under Clause 1 of the Conditions of Contract and his liability to indemnify the Employer under Clause 18 of the Conditions of Contract, the Main Contractor shall, in accordance with the provisions of the Contract, insure against Contractor’s All Risks and Third Party Liability and maintain such insurances (Clauses 19 and 20(1) of the Conditions of Contract). The insurances shall be maintained in the joint names of the Employer, the Main Contractor and his Sub-Contractors, Nominated Sub-Contractors and Nominated Suppliers, and shall contain a “Cross-Liability” clause as between the Employer, the Main Contractor and his Sub-Contractors, Nominated Sub-Contractors and Nominated Suppliers (Clauses 19 and 20(2) of the Conditions of Contract).

22.	On the Date for Possession stated in the appendix to the Conditions of Contract the Main Contractor shall thereupon begin the Works and regularly and diligently proceed with the same, and shall complete the same on or before the Date for Completion stated in the said appendix subject nevertheless to the provisions for extension of time contained in Clauses 23 and 33(1)(c) of the Conditions of Contract. The Architect may issue instructions in regard to the postponement of any work to be executed under the provisions of the Main Contract. (Clause 21 of the Conditions of Contract)

23.	If the Main Contractor fails to complete the Works by the Date for Completion of the Works or the Dates for Completion of the parts of the Works stated in the appendix to the Conditions of Contract or within any extended time fixed under Clause 23 or 33(1)(c) of the Conditions of Contract and the Architect certifies in writing that in his opinion the same ought reasonably so to have been completed, then the Main Contractor shall pay or allow to the Employer a sum calculated at the appropriate rate stated in the said appendix as Liquidated and Ascertained Damages for the period during which the Works or the parts of the Works shall so remain or have remained incomplete or the Employer without prejudice to any other method of recovery may deduct such sum from any monies due or to become due to the Main Contractor under the Main Contract. (Clause 22 of the Conditions of Contract)

24.	Upon it becoming reasonably apparent that the progress of the Works is delayed, or is likely to be delayed, the Main Contractor shall forthwith in any event within 7 days of the cause of any delay to the progress of the works give written notice to the Architect of the material circumstances including the cause or causes of the delay. The Main Contractor shall provide all relevant materials within the time limits as stated in Clause 23(6) of the Conditions of Contract. The Main Contractor shall give the said notice and particulars within the said time limits and provide all relevant materials within the time limits as stated in Clause 23(6) of the Conditions of Contract which are the prerequisites of being given an extension of time. Failure to comply with any one of these requirements within the said time limits shall preclude the Main Contractor’s right to claim for extension of time. The decision under this Clause to grant an extension of time shall be made by taking into account only those matters which have been notified/submitted within the said time limits, and the decision so made shall be final and binding upon the parties hereto unless it is being opened by arbitration pursuant to Clause 35 of the Conditions of Contract (Clause 23(1) of the Conditions of Contract). Full substantiation of the delay shall be submitted to the Architect for assessment within thirty days of giving notice of the delay as referred to in Clause 23(1) of the Conditions of Contract or within 30 days of the event causing the delay ceasing to have an effect on the works, whichever shall be the later (Clause 23(6) of the Conditions of Contract).

25.	If upon written application being made to him by the Main Contractor the Architect is of the opinion that the Main Contractor has been involved in direct loss and/or expense for which he would not be reimbursed by a payment made under any other provision in the Main Contract by reason of the progress of the Works or of any part thereof having been critically affected by: (a) The Main Contractor not having received in due time necessary instructions, drawings, details or levels from the Architect for which he specifically applied in writing on a date which having regard to the Date for Completion stated in the appendix to the Conditions of Contract or to any extension of time then fixed under Clause 23 or 33(1)(c) of the Conditions of Contract was neither unreasonably distant from nor unreasonably close to the date on which it was necessary for him to receive the same; or (b) The opening up for inspection of any work covered up or the testing of any of the work, materials or goods in accordance with Clause 6(3) of the Conditions of Contract (including making good in consequence of such opening up or testing), unless the inspection or test showed that the work, materials or goods were not in accordance with the Main Contract or the Main Contractor has failed to comply with the time limits for notification set out in Clause 6(3) of the Conditions of Contract; or (c) Delay on the part of artists, tradesmen or others engaged by the Employer in executing work not forming part of the Main Contract; or (d) instructions issued in regard to the postponement of any work to be executed under the provisions of the Main Contract; and if the written application is made in accordance with the provisions of Clause 24(2) of the Conditions of Contract, then the Architect shall confirm or instruct the Quantity Surveyor to ascertain the amount of such loss and/or expense. Any amount from time to time so ascertained shall be added to the Contract Sum, and if an Interim Certificate is issued after the date of ascertainment any such amount shall be added to the amount which would otherwise be stated as due in such Certificate. (Clause 24(1) of the Conditions of Contract)

26.	If the Main Contractor violates any obligation under the Main Contract (including but not limited to violation of Clause 17(2)(a) of the Conditions of Contract), the Architect may issue to him a written notice specifying the default. If the Main Contractor either does not rectify such a default within fourteen days after receipt of such a notice or at any time thereafter repeats such a default (whether previously repeated or not), then the Employer, without prejudice to any other rights or remedies, shall be entitled to by giving written notice forthwith terminate the employment of the Main Contractor under the Main Contract. (Clause 25(1) of the Conditions of Contract)

27.	The Main Contractor is entitled to terminate the employment by the Employer in the event that the Employer violates any of the terms and conditions of the Main Contract or is in default in any one or more of the following respects: (a) the Employer does not make payment to the Main Contractor within the period stated under the Main Contract; (b) the Employer interferes or hinders any certificate to be issued in accordance with the terms and conditions under the Main Contract; (c) no resumption of work in respect of all or almost all of the uncompleted work (excluding the work required by Clause 15 of the Conditions of Contract) for a period exceeding the time limit stated in the appendix to the Conditions of Contract due to the following reasons: (i) force majeure; (ii) loss or damage occasioned by any one or more of the following contingencies: fire, lightning, explosion, storm, typhoon, flood, bursting or overflowing of water tanks, apparatus or pipes, earthquake, aircraft and other aerial devices or articles dropped therefrom, riot and civil commotion; (iii) instructions issued under Clause 11(1) or 21(2) of the Conditions of Contract unless such instructions were necessary by reason of any breach of Contract or other default on the part of the Main Contractor or any Sub-Contractor; (iv) the Main Contractor not having received in due time necessary instructions, drawings, details or levels from the Architect for which he specifically applied in writing on a date which, having regard to the Date for Completion stated in the appendix to the Conditions of Contract or to any extension of time then fixed under this Clause or Clause 33(1)(c) of the Conditions of Contract, was neither unreasonably distant from nor unreasonably close to the date on which it was necessary for him to receive the same and as a result critical delay to the progress of the Works has been caused; (v) delay on the part of artists, tradesmen or other engaged by the Employer in executing work not forming part of the Main Contract; (vi) the opening up for inspection of any work covered up or of the testing of any of the work, materials or goods in accordance with Clause 6(3) of the Conditions of Contract (including making good in consequence of such opening up or testing), unless the inspection or test showed that the work, materials or goods were not in accordance with the Main Contract; or (vii) following the Architect’s instructions and complying the provision under Clause 34 of the Conditions of Contract; and (d) in the event of the Main Contractor becoming bankrupt or making a composition or arrangement with his creditors or having a winding up order made or (except for purposes of reconstruction) a resolution for voluntary winding up passed or a receiver or manager of his business or undertaking duly appointed, or possession taken, by or on behalf of the holders of any debentures secured by a floating charge, of any property comprised in or subject to the floating charge. (Clauses 26(1) and (2) of the Conditions of Contract)

28.	At the Period of Interim Certificates named in the appendix to the Conditions of Contract the Architect shall issue a certificate stating the amount due to the Main Contractor (including the amount due to the Nominated Sub-Contractors and Nominated Suppliers) from the Employer (Clause 30(1) of the Conditions of Contract). The amount stated as due in an Interim Certificate shall, be the estimated value of the work properly executed and of the materials and goods delivered to or adjacent to the Works for use thereon up to and including a date not more than fourteen days before the date of the said certificate less any amount which may be retained by the Employer (as provided in Clause 30(3) of the Conditions of Contract) and less any instalments previously paid under this Condition. Provided that such certificate shall only include the value of the said materials and goods as and from such time as they are reasonably, properly and not prematurely brought to or placed adjacent to the Works and then only if adequately protected against weather or other casualties (Clause 30(2) of the Conditions of Contract).

29.	So soon as is practicable but before the expiration of three months from the end of the Defects Liability Period stated in the appendix to the Conditions of Contract or from completion of making good defects under Clause 15 of the Conditions of Contract or from receipt of the documents referred to in paragraph (b) of Clause 30(6) of the Conditions of Contract, whichever is the latest, the Architect shall issue the Final Certificate. The Final Certificate shall state: (a) The sum of all amounts previously certified, and (b) The Contract Sum adjusted as necessary in accordance with the terms of the Conditions of Contract, and the difference (if any) between the two sums shall be expressed in the said certificate as a balance due to the Main Contractor from the Employer or to the Employer from the Main Contractor as the case may be. Subject to any deductions authorised by the Conditions of Contract, the said balance as from the fourteenth day after presentation of the Final Certificate by the Main Contractor to the Employer shall be a debt payable by the Employer to the Main Contractor or as the case may be as from the fourteenth day after issue of the Final Certificate shall be a debt payable by the Main Contractor to the Employer. (Clause 30(6) of the Conditions of Contract)

30.	The Main Contractor shall obtain a bond (the “Bond”) from of an Insurance Employer or Bank to be jointly and severally bound with the Main Contractor to the Employer in a sum as stated in the appendix to the Conditions of Contract for the due performance of the Main Contract under the terms of a Bond; the said Insurance Employer or Bank and the terms of the said Bond shall be to the approval of the Employer and the cost of obtaining the Bond shall be borne by the Main Contractor. (Clause 31 of the Conditions of Contract)

31.	Provided always that in case any dispute or difference shall arise between the Employer or the Architect on its behalf and the Main Contractor, either during the progress or after the completion or abandonment of the Works, as to the construction of the Main Contract or as to any matter or thing of whatsoever nature arising thereunder or in connection therewith (including any matter or thing left by the Main Contract to the discretion of the Architect or the withholding by the Architect of any certificate to which the Main Contractor may claim to be entitled or the measurement and valuation mentioned in Clause 30(5)(a) of the Conditions of Contract or the rights and liabilities of the parties under Clause 25, 26, 32 or 33 of the Conditions of Contract), then such dispute or difference shall be and is hereby referred to the China International Economic and Trade Arbitration Commission (CIEIAC), Shanghai Sub-Commission for arbitration in accordance with its Rules of Procedure. Such reference, except on article 3 or article 4 of the Articles of Agreement, or on questions whether or not the issue of an instruction is empowered by the Conditions of Contract, whether or not a certificate has been improperly withheld or is not in accordance with the Conditions of Contract, or on any dispute or difference under Clauses 32 and 33 of the Conditions of Contract, shall not be opened until after Practical Completion or alleged Practical Completion of the Works or termination or alleged termination of the Main Contractor’s employment under the Main Contract, or abandonment of the Works, unless with the written consent of the Employer or the Architect on his behalf and the Main Contractor. The Main Contractor shall comply and continue to comply with any instruction or decision related to the dispute or difference referred to arbitration, until the giving of award by the Arbitrator. (Clause 35 of the Conditions of Contract)

32.	The Main Contract shall be governed by and construed in accordance with the laws of the PRC. (Clause 36 of the Conditions of Contract)
Part III — Omitted Terms
The following is a description of the terms of the subject contract that have been omitted from this summary:-
1.	The contract documents provision lists out all documents in relation to the Works together comprising the Main Contract. (Clause 3 of the Conditions of Contract)

2.	The provision in relation to the levels and setting out of the Works imposes obligations on the part of the Employer to determine the levels of the Works. (Clause 5 of the Conditions of Contract)

3.	The provision in relation to materials, goods and workmanship specifies that all materials, goods and workmanship shall be of the respective kinds and standards described in the Contract Drawings/Specification. It also provides that it is the Architect’s right to issue instructions requiring the Main Contractor to open up for inspection any work covered up or to arrange for or carry out any test of any materials or goods or of any executed work. (Clause 6 of the Conditions of Contract)

4.	The provision in relation to the foreman-in-charge sets out two requirements of a competent foreman-in-charge: (a) English-speaking and Putonghua-speaking or, an interpreter through whom the Architect may give instructions shall be employed constantly on the site of the Works; and (b) approved by the Architect before employment and shall not be replaced without the approval of the Architect. (Clause 8 of the Conditions of Contract)

5.	The access provision entitles the Architect and his representative to have access to the Works and to the workshops or other places of the Main Contractor where work is being prepared for the Contract, and when work is to be so prepared in workshops or other places of a Sub-Contractor, the Main Contractor shall by a term in the sub-contract so far as possible secure a similar right of access to those workshops or places for the Architect and his representative. (Clause 9 of the Conditions of Contract)

6.	The provision in relation to the Bill of Quantities provides that the quality and quantity of the work included in the Contract Sum shall be deemed to be that which is shown upon the Contract Drawings and the Bill of Quantities. It also provides that any error in or omission of items from the Bill of Quantities shall not vitiate the Main Contract but shall be dealt with and deemed as the variation of the Works required by the Architect. (Clause 12 of the Conditions of Contract)

7.	The provision in relation to the unfixed or off-site materials and goods provides for the sole risk of the Main Contractor to be responsible for the plant, tools, equipment, or other property belonging to or provided by the Main Contractor, his servants or agents and any loss or damage to the same or caused by the same shall be the sole responsibility of the Main Contractor. (Clause 14 of the Conditions of Contract)

8.	The provision in relation to the Nominated Sub-Contractors provides for the definition of the Nominated Sub-Contractor of the Works and sets out his obligations under the Main Contract. (Clause 27 of the Conditions of Contract)

9.	The provision in relation to the Nominated Suppliers provides for the definition of the Nominated Supplier of the Works and sets out his obligations under the Main Contract. (Clause 28 of the Conditions of Contract)

10.	The provision in relation to the direct contractor provides that the Main Contractor shall permit the execution of work not forming part of the Main Contract by the direct contractor engaged by the Employer. The Employer shall be responsible for every such person and none of them shall be deemed to be a Sub-Contractor. (Clause 29 of the Conditions of Contract)

11.	The outbreaks of hostilities provision sets out the mechanism of crisis management of the Main Contract where there is an outbreak of hostilities in which the PRC is involved on a scale involving the general mobilisation of the armed forces of the Government in the PRC. (Clause 32 of the Conditions of Contract)

12.	The war damage provision sets out the management mechanism of the Main Contract when the Works or any materials or goods is sustaining war damage. (Clause 33 of the Conditions of Contract)

13.	The provision in relation to antiquities provides that all fossils, antiquities and other objects of interest or value which may be found on the site or in excavating the same during the progress of the Works shall become the property of the Employer. (Clause 34 of the Conditions of Contract)

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The forgoing is a fair and accurate English translation of the summarized Main Contract.

JSM